SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33341; File No. 812-14910

Hercules Capital, Inc.

December 21, 2018

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 23(a), 23(b) and 63 of the Act; under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by section 57(a)(4) of the Act; and under section 23(c)(3) of the Act for an exemption from section 23(c) of the Act.

Summary of the Application: Hercules Capital, Inc. ("Company" or "Applicant") requests an order that would permit Applicant to (i) issue restricted shares of its common stock ("Restricted Stock") as part of the compensation package for its non-employee directors (the "Non-Employee Directors")[1] through its 2018 Non-Employee Director Plan (the "Non-Employee Director Plan") for Non-Employee Director Participants, (ii) issue Restricted Stock and Restricted Stock Units[2] (*i.e.*, the right to receive, on the date of settlement, one share of common stock or an amount equal to the fair market value of one share of common stock) as part of the compensation package for certain of its employees, officers and directors, excluding the Non-Employee Directors, through its Amended and Restated 2018 Equity Incentive Plan (the "Equity Incentive Plan"), (iii) withhold shares of the Applicant's common stock or purchase shares of Applicant's

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[1] Employees, officers and employee directors, together the "Employee Participants" and each an "Employee Participant." The Employee Participants and the Non-Employee Directors, together the "Participants" and each, a "Participant."

[2] Restricted Stock and Restricted Stock Units are collectively referred to herein as Restricted Stock.

common stock from Participants to satisfy tax withholding obligations relating to the vesting of Restricted Stock or Restricted Stock Units or the exercise of options to purchase shares of Applicant's common stock ("Options") that will be granted pursuant to the Equity Incentive Plan[3] and (iv) permit Participants to pay the exercise price of Options that will be granted to them pursuant to the Equity Incentive Plan with shares of Applicant's common stock.

Applicant: Hercules Capital, Inc.

Filing Dates: The application was filed on May 29, 2018, and amended on September 27, 2018.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 15, 2019 and should be accompanied by proof of service on applicant, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant: Manuel A. Henriquez, Chief Executive Officer, Hercules Capital, Inc., 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301.

FOR FURTHER INFORMATION CONTACT: Elizabeth G. Miller, Senior Counsel, at (202) 551-8707, or Aaron Gilbride, Branch Chief, at (202) 551-6825, (Division of Investment Management, Chief Counsel's Office).

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[3] Options will not be granted to Non-Employee Directors and, therefore, no relief is sought in the application for the grant of Options.

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for the applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   The Company is an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Act. Applicant represents that it is a specialty finance company focused on providing senior secured loans to high-growth, innovative venture capital-backed companies in a variety of technology, life sciences, and sustainable and renewable technology industries. Applicant was incorporated under General Corporation Law of the State of Maryland in December 2003. As of March 31, 2018, Applicant had 64 employees.

2.   Hercules Technology II, L.P. ("HT II"), Hercules Technology III, L.P. ("HT III"), and Hercules Technology IV, L.P. ("HT IV") are Delaware limited partnerships that were formed in January 2005, September 2009 and December 2010, respectively. HT II and HT III were licensed to operate as small business investment companies ("SBICs") under the authority of the Small Business Administration on September 27, 2006 and May 26, 2010, respectively. HT IV was formed in anticipation of receiving an additional SBIC license; however, the Company has not received such license and HT IV currently has no material assets or liabilities. The Company also formed Hercules Technology SBIC Management, LLC ("HTM"), a limited liability company in November 2003. HTM is a wholly owned subsidiary of Applicant and serves as the limited partner and general partner of HT II and HT III. HT II and HT III hold approximately $113.1 million and $285.8 million in assets, respectively, and they accounted for

approximately 5.7% and 14.4% of Applicant's total assets, respectively, prior to consolidation at March 31, 2018.

3.   Applicant also established wholly own subsidiaries, all of which are structured as Delaware corporations and limited liability companies, to hold portfolio companies organized as limited liability companies (or other forms of pass-through entities).

4.   Applicant currently has an eight-member board of directors (the "Board") of whom seven are Non-Employee Directors or non-interested persons of Applicant within the meaning of section 2(a)(19), and one is considered an "interested person" of Applicant.

5.   Applicant believes that, because the market for superior investment professionals is highly competitive, Applicant's successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other investment management businesses. Applicant states that the ability to offer equity-based compensation to its employees and Non-Employee Directors, which both aligns employee and Board behavior with stockholder interests and provides a retention tool, is vital to Applicant's future growth and success.

6.   The Applicant's 2006 Non-Employee Director Plan, as amended in 2007 (the "2006 Plan") terminated in accordance with its terms in 2017, and no new awards are permitted to be granted under the 2006 Plan after its termination. The 2006 Plan provided for the grant of Options and shares of Restricted Stock subject to certain forfeiture restrictions to Non-Employee Directors. As a result of the termination of the 2006 Plan, the Non-Employee Director Plan was adopted on May 13, 2018 by the Board, including the required majority as defined in Section 57(o) (the "Required Majority"),[4] and will be administered by a committee designated by the

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[4]   Section 57(o) of the Act provides that the term "required majority," when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC's directors or general partners who

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Board, the composition of which consists of "non-employee directors" within the meaning of rule 16b-3 (the "Compensation Committee").

7.   The Non-Employee Plan provides for the grant of Restricted Stock, but unlike the 2006 Plan, does not provide for the grant of Options. Issuance of the Restricted Stock will allow the Non-Employee Directors to become owners of the Applicant's stock with a vested interest in value maintenance, income stream and stock appreciation, which interests align with those of the Applicant's stockholders.

8.   Shares of Restricted Stock granted automatically under the Non-Employee Director Plan (i) upon initial election to the Board, are no longer subject to forfeiture restrictions, as to one-third immediately after the expiration of 33% of the initial three-year term, as to an additional one-third immediately after the expiration of 66% of the initial three-year term and the remaining one-third on the third anniversary of the commencement date of the applicable three-year staggered class term, and (ii) upon reelection to the Board, are no longer subject to forfeiture restrictions as to one-third of such shares on the anniversary of such grant over three years.

9.   The maximum aggregate number of shares of common stock that may be authorized for issuance under awards of Restricted Stock under the Non-Employee Director Plan is 300,000 shares. The maximum number of shares of common stock for which any Non-Employee Director may be granted awards under the Non-Employee Director Plan in any calendar year is 20,000 shares.

10.   Shares of Restricted Stock will not be transferable except for disposition by will or the laws of descent and distribution or by gift to a permitted transferee. If any award of

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have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

Restricted Stock for any reason is forfeited or otherwise terminates, in whole or in part, the shares not acquired under such award of Restricted Stock will revert to and again become available for issuance under the Non-Employee Director Plan on a one-for-one basis.

11.   Unless sooner terminated by the Board, the Non-Employee Director Plan will terminate on the day before the tenth anniversary of the date the Non-Employee Director Plan is initially adopted by the Board or approved by stockholders, whichever is earlier.

12.   The Applicant's Amended and Restated 2004 Equity Incentive Plan (the "2004 EIP") provides for grants of Options, Restricted Stock, restricted stock units (*i.e.*, the right to receive, on the date of settlement, one share of common stock or an amount equal to the fair market value of one share of common stock) ("Restricted Stock Units"), Performance Restricted Stock Units and other performance-based awards (collectively, "Awards") and warrants to Employee Participants. Applicant proposes to amend and restate the 2004 EIP, in its entirety, as the "Equity Incentive Plan." The Equity Incentive Plan was adopted on May 13, 2018 by the Board, including the Required Majority, and will be administered by the Compensation Committee.

13.   The Equity Incentive Plan provides for grants of Awards, but, unlike the 2004 EIP, does not provide for grants of warrants. The Equity Incentive Plan permits Employee Participants, subject to approval of the Board and if permitted by law, to pay the exercise price of Options with shares of the Applicant's common stock. The maximum aggregate number of shares of common stock that may be authorized for issuance under Awards granted under the Equity Incentive Plan is 9,261,229 shares, less one share for every one share issued under the plan after March 31, 2018 and prior to the date the plan is approved by stockholders. Notwithstanding anything to the contrary, the following shares will not revert to and again be

available for issuance: (i) shares tendered by an Employee Participant or withheld by the Applicant in payment of the purchase price of an Option; (ii) shares tendered by an Employee Participant or withheld by the Applicant to satisfy any tax withholding obligation with respect to Options; and (iii) shares reacquired by the Applicant on the open market or otherwise using cash proceeds from the exercise of Options.

14. The Board, including the Required Majority, found that the issuance of Awards will allow the Applicant to align its business plan, stockholder interests and employee interests based on the nature of the Applicant's business. Issuance of certain Awards will allow the Employee Participants to become owners of the Applicant's stock with a vested interest in value maintenance, income stream and stock appreciation, which interests align with those of the Applicant's stockholders.

15. Unless sooner terminated by the Board, the Equity Incentive Plan will terminate on the day before the tenth anniversary of the date the Equity Incentive Plan is initially adopted by the Board or approved by stockholders, whichever is earlier.

Applicant's Legal Analysis:

Sections 23(a) and (b), Section 63

1. Under section 63 of the Act, the provisions of section 23(a) of the Act generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities are made applicable to BDCs. This provision would prohibit the issuance of Restricted Stock as a part of the Plans.

2. Section 23(b) of the Act generally prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below its current net asset value. Section 63(2) of the Act makes section 23(b) applicable to BDCs unless certain

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conditions are met. Because Restricted Stock that would be granted under the Plans would not meet the terms of section 63(2), sections 23(b) and 63 would prevent the issuance of Restricted Stock.

3.   Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicant requests an order pursuant to section 6(c) of the Act granting an exemption from the provisions of sections 23(a), 23(b) and 63 of the Act. Applicant states that the Plans would not violate the concerns underlying these sections, which include: (a) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (b) complication of the investment company's structure that made it difficult to determine the value of the company's shares; and (c) dilution of shareholders' equity in the investment company. Applicant asserts that the Restricted Stock element of the Plans does not raise concerns about preferential treatment of Applicant's insiders because this element is a bona fide compensation plan of the type that is common among corporations generally. In addition, section 61(a)(3)(B) of the Act permits a BDC to issue to its directors, officers, employees, and general partners warrants, options, and rights to purchase the BDC's voting securities pursuant to an executive compensation plan, subject to certain conditions. Applicant states that, for reasons that are unclear, section 61 and its legislative history do not address the issuance by a BDC of restricted stock as incentive compensation. Applicant believes, however, that the issuance of Restricted Stock is substantially

similar, for purposes of investor protection under the Act, to the issuance of warrants, options, and rights as contemplated by section 61. Applicant also asserts that the issuance of Restricted Stock would not become a means for insiders to obtain control of Applicant because the maximum amount of Restricted Stock that may be issued under the Plans and the 2006 Plan at any one time will be ten percent of the outstanding shares of common stock of Applicant.

5.   Applicant further states that the Restricted Stock feature will not unduly complicate Applicant's capital structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors. Applicant notes that the Plans will be submitted for approval to the Applicant's stockholders. Applicant represents that the proxy materials submitted to Applicant's stockholders will contain a concise "plain English" description of the Plans and their potential dilutive effect. Applicant also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Securities Exchange Act of 1934. Applicant further notes that the Plans will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies and pursuant to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. Applicant also will comply with the disclosure requirements for executive compensation plans applicable to BDCs.[5] Applicant thus concludes that the Plans will be adequately disclosed to investors and appropriately reflected in the market value of Applicant's shares.

6.   Applicant acknowledges that awards granted under the Plans may have a dilutive effect on the stockholders' equity per share in Applicant, but believes that effect would be

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[5] See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8756 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

outweighed by the anticipated benefits of the Plans to Applicant and its stockholders. Moreover, based on the manner in which the issuance of Restricted Stock pursuant to the Plans will be administered, the Restricted Stock will be no more dilutive than if Applicant were to issue only Options to Participants who are employees, as is permitted by section 61(a)(3) of the Act. Applicant asserts that it needs the flexibility to provide the requested equity-based compensation in order to be able to compete effectively with commercial banks, investment banks, and other publicly traded companies that also are not investment companies registered under the Act for talented professionals. These professionals, Applicant suggests, in turn are likely to increase Applicant's performance and stockholder value. Applicant also asserts that equity-based compensation would more closely align the interests of Applicant's employees and Non-Employee Directors with those of its stockholders. In addition, Applicant states that its stockholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the Plans by the Board.

Section 57(a)(4), Rule 17d-1

7.   Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in section 57(b) ("57(b) persons"), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such an order. Rule l7d-1, made applicable to BDCs by section 57(i), proscribes participation in a "joint enterprise or other joint arrangement or profit-sharing plan," which includes a stock option or purchase plan. Employees and directors of a BDC are 57(b) persons. Thus, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of section 57(a)(4). Rule 17d-1(b) provides that, in considering relief pursuant to the rule, the Commission

will consider (a) whether the participation of the BDC in a joint enterprise is consistent with the policies and purposes of the Act and (b) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

8.　　Applicant requests an order pursuant to sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act to permit Applicant to issue Restricted Stock under the Plans. Applicant acknowledges that its role is necessarily different from the other participants because the other participants are its directors and employees. It notes, however, that the Plans are in the interest of the Applicant's stockholders, because the Plans will help align the interests of Applicant's employees with those of its stockholders, which will encourage conduct on the part of those employees designed to produce a better return for Applicant's stockholders. Additionally, section 57(j)(1) of the Act expressly permits any director, officer or employee of a BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of section 61(a)(3)(B) of the Act. Applicant submits that the issuance of Restricted Stock pursuant to the Plans poses no greater risk to stockholders than the issuances permitted by section 57(j)(1) of the Act.

Section 23(c)

9.　　Section 23(c) of the Act, which is made applicable to BDCs by section 63 of the Act, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or under other circumstances as the Commission may permit to ensure that the purchases are made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Applicant states that the withholding or purchase of shares of Restricted Stock and common stock in payment of applicable withholding tax obligations or of common stock in payment for the exercise price of a stock option might be deemed to be purchases by the Company of its own securities within the meaning of section 23(c) and therefore prohibited by the Act.

10.   Section 23(c)(3) of the Act permits a BDC to purchase securities of which it is the issuer in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Applicant believes that the requested relief meets the standards of section 23(c)(3).

11.   Applicant submits that these purchases will be made in a manner that does not unfairly discriminate against Applicant's stockholders because all purchases of Applicant's stock will be at the closing price of the common stock on the Nasdaq Global Market (or any primary exchange on which its shares of common stock may be traded in the future) on the relevant date (*i.e.*, the public market price on the date of grant of Restricted Stock and the date of grant of Options). Applicant submits that because all transactions with respect to the Plans will take place at the public market price for the Applicant's common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a market transaction. Applicant represents that no transactions will be conducted pursuant to the requested order on days where there are no reported market transactions involving Applicant's shares.

12.   Applicant represents that the withholding provisions in the Plans do not raise concerns about preferential treatment of Applicant's insiders because each Plan is a bona fide compensation plan of the type that is common among corporations generally. Furthermore, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the Options. Applicant represents that all purchases may be made only as permitted by the Plans, which will be

approved by the Applicant's stockholders prior to any application of the relief. Applicant believes that granting the requested relief would be consistent with the policies underlying the provisions of the Act permitting the use of equity compensation as well as prior exemptive relief granted by the Commission under section 23(c) of the Act.

Applicant's Conditions:

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1. The Plans will be authorized by Applicant's stockholders.

2. Each issuance of Restricted Stock to an officer, employee, or Non-Employee Director will be approved by the Required Majority of Applicant's directors on the basis that such grant is in the best interest of Applicant and its stockholders.

3. The amount of voting securities that would result from the exercise of all of Applicant's outstanding warrants, options and rights, together with any Restricted Stock issued under the Plans and the 2006 Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company's outstanding warrants, options and rights issued to the Company's directors, officers and employees, together with any Restricted Stock issued pursuant to the Plans and the 2006 Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plans and the 2006 Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

4. The amount of Restricted Stock issued and outstanding will not at the time of

issuance of any shares of Restricted Stock exceed ten percent of Applicant's outstanding voting securities.

5. The Board will review the Plans at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Plans could have on Applicant's earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Plans, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the issuance of Restricted Stock under the Plans will be in the best interest of Applicant's stockholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plans. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Brent J. Fields
Secretary